CROSSHAIR ENERGY CORPORATION

Suite #1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel:  (604) 681-8030
Fax:  (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR
As at July 24, 2013 unless otherwise noted

FOR THE ANNUAL GENERAL AND SPECIAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON AUGUST 29, 2013

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Crosshair Energy Corporation (“Crosshair” or the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors or officers of the Company.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Form of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Form of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Form of Proxy.  The completed Form of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Form of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold common shares of the Company (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds the Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the

Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the Instrument of Proxy with respect to a matter to be acted upon, the Instrument of Proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy.  In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the Common Shares represented by the Instrument of Proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At July 24, 2013 the Company had 65,782,178 Common Shares without par value issued and outstanding.  All Common Shares in the capital of the Company are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

July 25, 2013 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Form of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at July 24, 2013, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights to the Common Shares of the Company.

PRESENTATION OF FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2013 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the Shareholders at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

On June 30, 2005, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines.  In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted. Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board of Directors of Crosshair (“Crosshair’s Board”) is currently comprised of six directors.  Of these, four, being Chris Healey, Jay Sujir, Derrick Gill, and Chris Collingwood, are considered by Crosshair’s Board to be independent.  Mark Morabito is not independent by virtue of being Crosshair’s former Chief Executive Officer.  Stewart Wallis is not independent by virtue of Crosshair’s former Chief Executive Officer and President.

Management of Crosshair is nominating four directors for election:  Jim Crawford, Stewart Wallis, Jay Sujir and Chris Healey.  As stated above, Stewart Wallis is not considered independent.  Jim Crawford is not independent by virtue of being Crosshair’s current Chief Executive Officer and President.  If the proposed directors are elected, Crosshair’s Board will be composed of four directors, two independent and two (Jim Crawford and Stewart Wallis) non-independent.

Crosshair’s Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Crosshair and have regular and full access to management.  The independent directors did not meet separately during the last financial year of Crosshair. The independent directors are able to meet at any time without any members of management, including the non-independent directors, being present.  The independent directors are encouraged to meet separately when they determine that it is appropriate.

Mark J. Morabito serves as the Chair of Crosshair’s Board.  The Chair is not independent. The Chair’s responsibilities include, without limitation, ensuring that Crosshair’s Board works together as a cohesive team with open communication and works to ensure that a process is in place by which the effectiveness of Crosshair’s Board, its committees and its individual directors can be evaluated on a regular basis. The Chair also acts as the primary spokesperson for Crosshair’s Board, ensuring that management is aware of concerns of Crosshair’s Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to Crosshair’s Board.  Mr. Morabito intends to resign as a director of Crosshair and as Chair of Crosshair’s Board upon election of the four directors described above.

Meetings of the Board and Committees of the Board

Crosshair’s Board meets when it is necessary and desirable to transact business of Crosshair.  The Audit Committee meets every quarter.  The Compensation Committee of Crosshair’s Board meets as deemed necessary by the members of the Compensation Committee.  The other committees of Crosshair’s Board meet when it is necessary and desirable to transact business of the applicable committee.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Crosshair faces from time to time.  During the financial year ended April 30, 2013 Crosshair’s Board met one time, the Audit Committee met four times, and the Compensation Committee did not meet. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Crosshair’s Board and his respective committees during the financial year ended April 30, 2013.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee
Mark J. Morabito	0 of 1	n/a	n/a
Jay Sujir	0 of 1	n/a	0 of 0
Chris Collingwood	1 of 1	4 of 4	n/a
Derrick (Rick) Gill	1 of 1	4 of 4	0 of 0
Stewart Wallis	1 of 1	n/a	n/a
Chris Healey(3)	0 of 1	4 of 4	0 of 0

The independent directors do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of directors who are also members of Management, the independent directors ask members of Management to leave the meeting, and the independent directors are able to discuss matters in camera.

 Directorships

The following directors currently serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Mark J. Morabito	Alderon Resource Corp. (TSX, NYSE MKT) Excelsior Mining Corp. (TSXV, OTCQX)
Stewart Wallis	None
Jay Sujir
Cannon Point Resources Ltd. (TSXV)
Carlin Gold Corporation (TSX)
Excelsior Mining Corp. (TSXV, OTCQX)
NEMI Northern Energy & Mining Inc. (CNSX)
Red Eagle Mining Corporation (TSXV)
Rio Silver Inc. (TSXV)
Slater Mining Corporation (TSXV)
Sunward Resources Ltd. (TSXV)
Uracan Resources Ltd. (TSXV)
Westham Resources Corp. (TSXV)

Chris Collingwood	None
Derrick (Rick) Gill	Brigus Gold Corp. (formerly Linear Gold Corp.) (TSX)
Chris Healey	Galaxy Graphite Corp. (TSXV) Carmax Mining Corp. (TSXV) Ansell Capital Corp. (TSXV)
Jim Crawford (Nominee)	None.

Director	Public Corporation Board Membership
Jay Sujir
Cannon Point Resources Ltd. (TSXV)
Carlin Gold Corporation (TSX)
Excelsior Mining Corp. (TSXV, OTCQX)
NEMI Northern Energy & Mining Inc. (CNSX)
Red Eagle Mining Corporation (TSXV)
Rio Silver Inc. (TSXV)
Slater Mining Corporation (TSXV)
Sunward Resources Ltd. (TSXV)
Uracan Resources Ltd. (TSXV)
Westham Resources Corp. (TSXV)

Chris Collingwood	None
Derrick (Rick) Gill	Brigus Gold Corp. (formerly Linear Gold Corp.) (TSX)
Chris Healey	Galaxy Graphite Corp. (TSXV) Carmax Mining Corp. (TSXV) Ansell Capital Corp. (TSXV)
Jim Crawford (Nominee)	None.

Board Mandate

The duties and responsibilities of Crosshair’s Board are to supervise the management of the business and affairs of Crosshair; and to act with a view towards the best interests of Crosshair. Crosshair’s Board delegates day-to-day management of Crosshair to executive officers, relying on them to keep it apprised of all significant developments affecting Crosshair. In discharging its mandate, Crosshair’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Crosshair; identifying the principal risks of Crosshair's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Crosshair to facilitate communications with investors and other interested parties; and the integrity of Crosshair's internal control and management information systems.

Crosshair’s Board also has the mandate to assess the effectiveness of Crosshair’s Board as a whole, its committees and the contribution of individual directors. Crosshair’s Board discharges its responsibilities directly and through its committees, primarily, the Audit Committee and the Compensation Committee.

Position Descriptions

Crosshair’s Board has not adopted written position descriptions for the Chair of Crosshair’s Board or the Chair of any committee of Crosshair’s Board.  Crosshair’s Board meets annually to discuss the roles and responsibilities of the Chair of Crosshair’s Board and the Chair of each committee of Crosshair’s Board.  These roles and responsibilities are set out below.

Chair of the Board

The Chair of Crosshair’s Board is responsible for the overall leadership and management of Crosshair’s Board. The Chair of Crosshair’s Board is elected and has his/her performance evaluated by Crosshair’s Board of Directors. The key responsibilities of the Chair of Crosshair’s Board are as follows: (i) provide leadership to enhance Board effectiveness; (ii) manage the activities of Crosshair’s Board and ensure coordination among committees of Crosshair’s Board; (iii) ensure that the respective roles of Crosshair’s Board and management are well delineated; (iv) act as a liaison between Crosshair’s Board and management; (v) ensure that Crosshair’s Board has the information it needs for it to be effective (vi) ensure that Crosshair’s Board monitors the achievement of the aims, strategy and policies of Crosshair (vii) represent Crosshair, on particular matters identified by Crosshair’s Board by Crosshair’s Board or management, with stakeholders; and (viii) lead by example and set a high standard of integrity.

Chair of Committees of the Board

The Chair of each committee of Crosshair’s Board (“Committee Chair”) will be a duly elected member of Crosshair’s Board and be appointed each year, by Crosshair’s Board on recommendation of the applicable committee.  A Committee Chair provides independent, effective leadership to the committee and leads that committee in fulfilling the duties set out in its charter.

A Committee Chair will provide overall leadership and enhance the effectiveness of the committee, foster ethical and responsible decision making and provide effective leadership to oversee all aspects of the committee’s direction, structure and composition. The specific responsibilities of a Committee Chair are: (i) ensure that the committee meets as many times as necessary to carry out its duties effectively; (ii) establish the agenda for each committee meeting; (iii) chair all meeting of the committee; (iv) ensure sufficient time during Committee meetings to fully discuss agenda items; (v) encourage committee members to ask questions and express viewpoints during meetings; (vi) deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus; and (vii) ensure that that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

As well, a Committee Chair will allow for timely reporting of each meeting to Crosshair’s Board, including committee recommendations and findings, will ensure performance evaluation of the committee is conducted, will provide written information in a timely manner to ensure that the committee fulfills its Mandate, will ensure that all resources and expertise are available to the committee, will coordinate with the committee to retain, oversee, compensate and terminate independent advisors and will facilitate effective communication between committee members and management.

Chief Executive Officer

Crosshair’s Board has not developed a position description for the Chief Executive Officer of Crosshair.  Crosshair’s Board meets annually with the Chief Executive Officer to set out the duties, roles and responsibilities of the Chief Executive Officer, which include the following: (i) developing, implementing and assessing the effectiveness of corporate strategy and business plans; (ii) providing executive leadership to Crosshair and achieving the results targeted in the corporate strategy and business plans; (iii) representing Crosshair in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others; (iv) recruiting, retaining, assessing the performance of and developing a high calibre executive team, key employees and their successors; and (v) establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

Orientation and Continuing Education

Crosshair provides an orientation program to new directors.  This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting.  Crosshair also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

Crosshair’s Board expects management to operate the business of Crosshair in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Crosshair’s business plan and to meet performance goals and objectives. Crosshair’s Board has adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Crosshair’s website at www.crosshairenergy.com.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each director, officer and employee is provided with a copy of the Code and is required to execute a certificate, in the form attached to the Code, confirming that they have read, understood and agree to comply with the Code.  Primary responsibility for monitoring compliance with the Code rests with the Chief Financial Officer.

Directors who (i) are parties to; (ii) are directors or officers of a party to; or (iii) have a material interest in any person who is a party to a material contract or proposed material contract with Crosshair must disclose the conflict in writing to Crosshair or request to have the nature and extent of such interest entered into the minutes of the meeting.  The director shall, if requested by any Board member, not be present at a meeting of Crosshair’s Board while Crosshair’s Board is considering any such material contract and shall not vote on such material contract, unless permitted by law.

Nomination of Directors

The independent directors, by majority vote, have the following responsibilities in connection with the nomination of directors to Crosshair’s Board:

(a)	Evaluate the qualifications and performance of the incumbent directors that desire to continue their service;

(b)	Consider, recommend and recruit candidates to fill new positions on Crosshair’s Board;

(c)	Review candidates recommended by shareholders;

(d)	Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

(e)	Recommend the director nominees for approval by Crosshair’s Board and the shareholders at the annual meeting of shareholders.

In order to ensure an objective nomination process, Crosshair’s Board makes their nominations based on the following objective criteria: (i) the competencies and skills that Crosshair’s Board considers to be necessary for Crosshair’s Board as a whole to possess; (ii) the competencies and skills that Crosshair’s Board considers each existing director to possess, (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) the amount of time and resources that nominees have available to fulfill their duties as a Board member.

Audit Committee

As of the date of this Information Circular, the Company’s Audit Committee is comprised of Chris Healey, Chris Collingwood and Derrick Gill.  As defined in NI 52-110, Chris Healey, Chris Collingwood and Derrick Gill are all independent and financially literate.

Further disclosure regarding Crosshair’s Audit Committee, including a copy of the audit committee charter, can be found in Crosshair’s 2013 Annual Information Form on Form 20-F filed on SEDAR on July 25, 2013 at www.sedar.com.

Compensation Committee

Crosshair has a Compensation Committee, which is responsible for determining the compensation of the directors, the CEO and other executive officers of Crosshair.  The Compensation committee is composed entirely of independent directors.  The current members of the Compensation Committee are Jay Sujir, Derrick Gill and Chris Healey.

The quantity and quality of the directors’ and executive officers’ compensation is reviewed on an annual basis and based on comparable industry standards. At present, Crosshair’s Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of Crosshair. See “Statement of Executive Compensation” for further details.

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, Crosshair currently has the following other standing committees:

(1)	Corporate Governance Committee, the members of which are Jay Sujir, Stewart Wallis and Chris Collingwood; and

(2)
Disclosure Committee to review the Company’s disclosure practices in accordance with its Corporate Disclosure and Insider Trading Policy, the members of which are composed of Mark Morabito, Stewart Wallis, and Chris Collingwood.

The first members of Corporate Governance Committee were appointed by Crosshair’s Board of Directors on September 15, 2008.  The Corporate Governance Committee did not meet during the fiscal year ended April 30, 2013.

The first members of the Disclosure Committee were appointed by Crosshair’s Board of Directors on March 26, 2009.  The Disclosure Committee did not meet during the fiscal year ended April 30, 2013.

All of the standing Committees are determined under the discretion of Crosshair’s Board.

Assessments

Crosshair’s Board does not, at present, have a formal process in place for assessing the effectiveness of Crosshair’s Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Crosshair’s Board conducts informal periodic assessments of the effectiveness of Crosshair’s Board and its individual directors on an ongoing basis.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

Fixing the Number of Directors

The persons named in the enclosed Form of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors of Crosshair’s Board at four.

Election of Directors

Although management is nominating four individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of Crosshair is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then.  Management of Crosshair proposes to nominate the persons herein listed for election as directors of Crosshair to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed.  MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED. IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE INSTRUMENT OF PROXY.  UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

Crosshair’s Board has adopted a policy (“Majority Voting Policy”) stipulating that if the common shares voted in favour of the election of a Nominee at a shareholders’ meeting represent less than a majority of the common shares voted and withheld, the Nominee will submit his resignation promptly after such meeting for consideration of Crosshair’s Board.  After reviewing the matter, Crosshair’s Board will make a decision to accept or reject the resignation and such decision will be publicly disclosed. The Nominee will not participate in any Crosshair Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with Crosshair, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of Crosshair which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Residence1 of Nominee and Present Positions with Crosshair	Principal Occupation and, if not presently an elected director, occupation during last five years1	Period from which Nominee has been a director	Number of Common Shares Held2, 3
Stewart Wallis 6, 7, 8, British Columbia, Canada Director	Consulting geologist and President of Sundance Geological Ltd.	2009/03/31	391,150
Jay Sujir5, 6, 7 British Columbia, Canada Director	Partner in the law firm of Anfield, Sujir, Kennedy & Durno LLP.	2003/02/19	108,500
Chris Healey4, 5 British Columbia , Canada Director	Professional geologist.	2012/04/25	0

Name, Province or State and Country of Residence1 of Nominee and Present Positions with Crosshair	Principal Occupation and, if not presently an elected director, occupation during last five years1	Period from which Nominee has been a director	Number of Common Shares Held2, 3
Jim Crawford British Columbia, Canada Chief Executive Officer, President and VP Corporate Development	Chief Executive Officer and President of the Company since June 7, 2013. Vice President, Business Development of King & Bay West Management Corp. since September, 2011. From April 2008 to September 2011, obtained an MBA, Finance from Pepperdine University. Prior to that Manager, Investor Relations, Peregrine Diamonds Ltd. from August 2006 to March 2008.	N/A	0

1 The information as to country of residence and principal occupation, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
2 The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
3 Common shares beneficially owned, or over which control or direction is exercised, directly and indirectly, at the date hereof, is based upon the information furnished to Crosshair by individual directors.  Unless otherwise indicated, such shares are held directly.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
4 Member of Crosshair’s Audit Committee.
5 Member of Crosshair’s Compensation Committee.
6 Member of Crosshair’s Corporate Governance Committee.
7 Member of Crosshair’s Disclosure Committee.
8 Mr. Wallis served as a director from June 16, 2003 to July 29, 2008.  He was re-appointed a director effective March 31, 2009.

 Penalties and Sanctions

Other than disclosed below, none of the persons proposed as directors of Crosshair:

(a)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)
was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(b)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Jay Sujir, a director of the Company, is a director of Rio Silver Inc. (formerly Escape Gold Inc. formerly Escape Group Inc.) which company has been subject to cease-trade orders in British Columbia and Alberta for extended periods of time for failure to file financial statements.  Mr. Sujir had no association with the company whatsoever at the time the financial statements became overdue or when the cease trade orders were made, and he became a director solely to assist with the resurrection of the company.

Mr. Sujir was also an independent director of Norwood Resources Ltd. (“Norwood”) from May 2008 until January 2011.  In the last quarter of 2010, the board of directors of Norwood determined that delays through the last quarter of 2010 had made Norwood insolvent and believed that the company was not financeable, and determined that the interests of stakeholders would best be protected by an assignment into bankruptcy.  Norwood declared bankruptcy on January 19, 2011.  Mr. Sujir resigned as a director of Norwood on January 19, 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of Crosshair, no proposed nominee for election as a director of Crosshair, none of the persons who have been directors or executive officers of Crosshair since the beginning of Crosshair’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who acted as chief executive officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“Executive Officer” of the Company for the financial year, means an individual who at any time during the year was:

(a) a chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“Named Executive Officers” or “NEOs” means:

(a) each CEO;

(b) each CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, Common Share equivalent units, and stock.

Exchange Rates

All dollar amounts herein are expressed in Canadian Dollars.  U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 1.0054 Canadian dollars, based on the yearly average exchange for the fiscal year ended April 30, 2013, as published by the Bank of Canada.

Compensation discussion and analysis

Compensation Philosophy and Objectives

The general philosophy of the Corporation’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other junior mining companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

Compensation Elements

Compensation for the NEOs is composed of three components: base salary, performance bonuses and stock options.  Performance bonuses are considered from time to time; taking into account the above-referenced objectives.  The Board does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay.  The establishment of base salary, award of stock options and performance bonuses is based on subjective criteria including individual performance, level of responsibility, length of service and available market data.  The target is for the total compensation package granted to the NEOs to be approximately in the middle range of other comparably sized mining companies, however there is no fixed formula, or pre-determined set of peer companies that is used for this determination.  During the financial year ended April 30, 2013, the Board of Directors did not specifically consider the implications of the risks associated with the Company’s compensation policies or practices.

Base compensation is determined following a review of comparable compensation packages for that position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each NEO.  Information regarding comparable salaries and overall compensation is derived from the knowledge and experience of the Board, which takes into consideration a variety of factors.  These factors include overall financial and operating performance of the Company and the Board’s overall assessment of each NEO’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.  Each of these factors is evaluated on a subjective basis.

The salary for each NEO’s position is primarily determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, and the assessment of such individuals as presented by management to the Board.  The Board’s decision incorporates analysis of key performance indicators with each NEO to ensure that the level of reward is aligned with respective responsibilities and individual contributions made to the success of the Company.

During the fiscal year ended April 30, 2013, total compensation paid to the NEOs has decreased relative to the prior year period from $1,551,705 to $777,382.  The significant decrease is due to the decrease in option-based awards compensation recorded during the fiscal year as no stock options were granted to NEOs during the fiscal year ended April 30, 2013, and the resignation of the Vice President, Corporate Communications during the fiscal year ended April 30, 2013.

Base Compensation

In the Board’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Board considers each NEO’s responsibilities based on subjective factors and made appropriate base salary increases or decreases.

During the fiscal year ended April 30, 2013, the base compensation for Mark Morabito was $150,000, unchanged from the previous fiscal year. Samuel Yik does not receive compensation directly from Crosshair, except for grants of options and discretionary bonuses.   Mr. Yik is an employee of King & Bay West Management Corp. (“King & Bay West”) (formerly Forbes West Management Corp.), a company which provides management services to the Company.  King & Bay West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  See “Management Contracts” for a description of the Company’s agreement with King & Bay West.  The base compensation for Mr. Ludwig as Chief Executive Officer and President during the year ended April 30, 2013, was $271,423.  The base compensation for Mr. Beaven as Vice President, Corporate Development was $131,673.  The base compensation for Dr. Bell as Vice President, Chief Geologist was $201,493.

Option-based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s Stock Option Plan (the “Plan”) which has been approved by the Toronto Stock Exchange (“TSX”). Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses, if any, and competitive factors. All options granted are granted at or above market prices, with a term of ten years.  Suggested grants of options are subject to recommendation from the Board for approval.  Prior grants are taken into consideration when considering new grants. The Board administers the Plan and has the authority to amend the Plan, subject to applicable shareholder and regulatory approvals.

The granting of stock options is a significant component of executive compensation as it allows the Company to reward the efforts of directors and officers by increasing shareholder value without requiring the use of the Company’s cash reserves.

During the fiscal year ended April 30, 2013, no stock options were granted to NEOs under the Plan.  The Board considers each NEO’s responsibilities and contribution to the Company based on subjective factors and makes appropriate stock option grants.

Performance Bonuses

Executive compensation in the form of performance bonuses awarded is related in part to the Company’s performance.  It is difficult in the mineral exploration and early stage mining industry, where growth of the Company is in its early stages, to quantitatively measure the Company’s performance. However, it is possible to apply a combination of qualitative and quantitative metrics to this process, and the Company measures its performance by reviewing such items as:

•	earnings per share, cash flow per share, and overall financial performance;

•	growth in the Company’s total mineral resources;

•	development progress on the Company’s projects;

•	the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

•	confidence of the investment community in the Company; and

•	absence of negative dealings with respect to environmental issues, safety issues, or regulatory agencies.

The Company does not have objective criteria or benchmarks for the criteria listed above, instead they are considered on a subjective basis.  Consideration for performance bonus awards for the fiscal year ended April 30, 2013 were based primarily on share performance, the Company’s performance, and the executive’s performance.  No performance bonuses were awarded to NEOs during fiscal 2013.

Performance Graph

The trend on the above graph reflects the trend in Crosshair’s compensation to executive officers over the same period.  During fiscal 2013, compensation to executive officers significantly decreased relative to fiscal 2012 due to the decrease in option-based awards compensation recorded during the fiscal year, the resignation of the Vice President, Corporate Communications and the fact that no performance bonuses were paid to executive officers during fiscal 2013.

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Governance

Compensation Committee

Members and Independence

The Compensation Committee is comprised of three directors of the Company, all of whom are independent of the Company for purposes of applicable securities laws. The compensation committee currently consists of Jay Sujir, Derrick Gill and Chris Healey.

Skills and Experience

The Board believes that each current and former member of the compensation committee possesses skills and experience relevant to the mandate of the compensation committee. In addition, the members of the compensation committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
Jay Sujir
Mr. Sujir is a securities lawyer and a partner in the law firm of Anfield Sujir Kennedy & Durno LLP. He has acted and continues to act as counsel for numerous companies in the mining sector. Mr. Sujir routinely advises publically traded mineral resource companies on executive compensation matters and has developed significant knowledge in this area. Mr. Sujir is also a director of several other junior resource companies.

Derrick Gill
Mr. Gill has more than 30 years' experience as an executive and director of public resource, and private companies. Mr. Gill is a principal consultant and director of Strategic Concepts Inc., which provides strategic planning, financial modeling and business development services to numerous resource companies.  Based on his extensive experience with several different resource companies, Mr. Gill has developed significant knowledge with respect to executive compensation policies and procedures..

Chris Healey
Mr. Healey has over 40 years’ experience as an executive, director and senior manager of public resource companies.  Based on his experience with several different resource companies, Mr. Healey has developed significant knowledge with respect to executive compensation policies and procedures.

Responsibilities, Powers and Operation

The compensation committee’s primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

•
Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Company’s executive officers;

•	Reviewing compensation of the Board of Directors;

•
Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

•	Research and identification of trends in employment benefits; and

•	Establishment and periodic review of the Company’s policies in the area of Management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the compensation committee are held from time to time as the compensation committee or the Chairman of the compensation committee shall determine. The compensation committee may ask members of management or others to attend meetings or to provide information as necessary.  The compensation committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended April 30, 2013, the Company’s Named Executive Officers.  Crosshair had five Named Executive Officers during the fiscal year ended April 30, 2013, namely Mark J. Morabito, Samuel Yik, Mark Ludwig, Horace Beaven and Thomas Bell.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(6)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Mark J. Morabito (1) Executive Chairman	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil 15,900 520,350	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 150,000 183,330	150,000 165,900 703,680
Samuel Yik (2) CFO	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil 31,800 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	22,793 14,485 Nil	22,793 46,285 Nil
Mark Ludwig (3) Chief Executive Officer & President	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil 306,420 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	271,423 190,036 Nil	271,423 496,456 Nil
Horace Beaven (4) Vice President, Corporate Communications	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil 141,825 Nil	Nil) Nil Nil	Nil Nil Nil	Nil Nil Nil	131,673 167,446 Nil	131,673 309,271 Nil
Tom Bell (5) Vice President, Chief Geologist	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil 19,080 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	201,493 119,506 Nil	201,493 138,586 Nil

(1)
Mr. Morabito was appointed Executive Chairman on March 1, 2010.  Mr. Morabito receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 1, 2011 between Crosshair, MJM Consulting Corp. (a company owned by Mr. Morabito) and Mr. Morabito. Mr. Morabito receives a monthly fee of $12,500 for services provided by Mr. Morabito. Mr. Morabito currently serves on the Board of Directors of Crosshair but is not compensated for his services as a director. See below under “Termination and Change of Control Benefits” for a description of this agreement.

(2)
Mr. Yik does not receive compensation directly from Crosshair, except for grants of options and discretionary bonuses.  Mr. Yik is an employee of King & Bay West, a company which provides management services to the Company.  King & Bay West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  The amount set out for Mr. Yik under the heading “All other compensation” is the amount paid by King & Bay West directly to Mr. Yik during the fiscal year ended April 30, 2013.

(3)
Mr. Ludwig served as President and Chief Executive Officer from April 30, 2012 to June 7, 2013, Mr. Ludwig received his compensation in the form of consulting fees pursuant to a consulting agreement dated July 12, 2011, as amended on April 23, 2012, between Crosshair, Ludwig and Associates LLC (“L&A”) and Mr. Ludwig (the ‘L&A Consulting Agreement”) whereby L&A was paid a monthly fee of US$20,833.33 per month for Mr. Ludwig’s services.  See below under “Termination and Change of Control Benefits” for a description of this agreement.

(4)
Mr. Beaven served as Vice President, Corporate Communications from July 5, 2011 to January 31, 2013. Mr. Beaven received his compensation in the form of consulting fees pursuant to a consulting agreement dated June 28, 2011 between Crosshair, and Mr. Beaven whereby Mr. Beaven was paid a monthly fee of US$12,500 for services provided by Mr. Beaven.  See below under “Termination and Change of Control Benefits” for a description of this agreement.

(5)
Dr. Bell served as Vice President, Chief Geologist of Crosshair from November 16, 2011 to April 15, 2013.  Dr. Bell received his compensation in the form of consulting fees pursuant to a consulting agreement dated November 1, 2011 between Crosshair, Stratamodel, Inc. (“Stratamodel”) and Dr. Bell whereby Stratamodel was paid a monthly fee of US$13,333 for services provided by Dr. Bell. See below under “Termination and Change of Control Benefits” for a description of this agreement.

(6)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were April 1, 2011, July 20, 2011 and April 24, 2012.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate 1%; b) expected life of five years; c) the price of the stock on the grant date; d) average expected volatility of 133% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended April 30, 2013.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark J. Morabito(2) Executive Chairman	125,000(4) 83,333(3) 75,000(3) 118,382(4) 375,000(3) 50,000(3)	$1.08 $0.60 $1.08 $0.88 $1.44 $0.38	2013/09/15 2013/10/23 2014/05/28 2014/11/30 2015/12/21 2017/04/24	Nil Nil Nil Nil Nil Nil	Nil	Nil
Samuel Yik CFO	100,000(3)	$0.38	2017/04/24	Nil	Nil	Nil
Mark Ludwig Chief Executive Officer & President	250,000(3) 400,000(3)	$0.38 $0.67	2017/04/24 2016/07/20	Nil Nil	Nil	Nil
Horace Beaven VP, Corporate Communications	250,000(3)	$0.67	2016/07/20	Nil	Nil	Nil
Tom Bell VP, Chief Geologist	60,000(3) 40,000(3)	$0.38 $0.67	2017/04/24 2016/04/01	Nil Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the TSX on April 30, 2013, being $0.055.
(2)	Mr. Morabito’s option based awards are disclosed in this table and not included in the Directors’ Compensation section below.
(3)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(4)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2013

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended April 30, 2013:

Name	Option-based awards – Value vested during the year ($)(3)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito, Executive Chairman	Nil(4)	Nil	Nil
Samuel Yik CFO	Nil(5)	Nil	Nil

Name	Option-based awards – Value vested during the year ($)(3)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark Ludwig Chief Executive Officer & President	Nil(6)	Nil	Nil
Horace Beaven(1) Vice President, Corporate Communications	Nil(7)	Nil	Nil
Tom Bell(2) Vice President, Chief Geologist	Nil(8)	Nil	Nil
(1)	Mr. Beaven resigned as Vice President, Corporate Communications effective January 31, 2013.
(2)	Dr. Bell resigned as Vice President, Chief Geologist of Crosshair effective April 15, 2013.
(3)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(4)
93,750 options exercisable at $1.44 per share vested on June 21 2012, 12,500 options exercisable at $0.38 per share vested on October 24, 2012, 93,750 options exercisable at $1.44 per share vested on December 21, 2012 and 12,500 options exercisable at $0.38 per share vested on April 24, 2013.  The closing prices of the Common Shares on the TSX on June 21, 2012, October 24, 2012, December 21, 2012 and April 24, 2013 were $0.256 per share, $0.13 per share, $0.21 per share and $0.055 per share respectively.

(5)
25,000 options exercisable at $0.38 per share vested on October 24, 2012 and 25,000 options exercisable at $0.38 per share vested on April 24, 2013.  The closing prices of the Common Shares on the TSX on October 24, 2012 and April 24, 2013 were $0.13 per share and $0.055 per share respectively.

(6)
100,000 options exercisable at $0.67 per share vested on July 20, 2012, 62,500 options exercisable at $0.38 per share vested on October 24, 2012, 100,000 options exercisable at $0.67 per share vested on January 20, 2013 and 62,500 options exercisable at $0.38 vested on April 24, 2013.  The closing prices of the Common Shares on the TSX on July 20, 2012, October 24, 2012, January 18, 2013 and April 24, 2013 were $0.21 per share, $0.13 per share, $0.18 per share and $0.055 per share respectively.

(7)
62,500 options exercisable at $0.67 per share vested on July 20, 2012 and 62,500 options exercisable at $0.67 per share vested on January 20, 2013.  The closing prices of the Common Shares on the TSX on July 20, 2012 and January 18, 2013 were $0.21 per share and $0.18 per share respectively.

(8)
10,000 options exercisable at $1.12 per share vested on October 1, 2012, 15,000 options exercisable at $0.38 per share vested on October 24, 2012, 10,000 options exercisable at $1.12 per share vested on April 1, 2013 and 15,000 options exercisable at $0.38 per share vested on April 24, 2013.  The closing prices of the Common Shares on the TSX on October 1, 2012, October 24, 2012, April 1, 2013 and April 24, 2013 were $0.0.135 per share, $0.13 per share, $0.095 per share and $0.055 per share, respectively.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

On March 1, 2011, the Company entered into a consulting agreement with MJM Consulting Corp. (“MJM”) and Mark J. Morabito (“Morabito”) (the “2011 MJM Consulting Agreement”). Under the terms of the 2011 MJM Consulting Agreement, MJM provides the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time under such time as the 2011 MJM Consulting Agreement is terminated. Under the terms of the 2011 MJM Consulting Agreement, MJM receives a monthly fee of $12,500 plus applicable taxes and is eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the 2011 MJM Consulting Agreement, MJM will receive a lump sum payment equivalent to 12 months’ fees.  In the event of termination within one year of a change of control, MJM will receive the equivalent of 36 months’ fees and an amount equivalent to all cash bonuses paid to MJM in the 36 months prior to the change of control.

On July 12, 2011, the Company entered into a consulting agreement with Ludwig and Associates LLC (“L&A”) and Mark Ludwig (“Ludwig”) (the ‘L&A Consulting Agreement”) pursuant to which the L&A provides the personal services of Ludwig to act as Vice President and Chief Operating Officer (U.S.) and of a mining, engineering, business and management consultant of the Company.  Under the terms of the L&A Consulting Agreement, L&A received a monthly fee of US$16,666 and is eligible to receive an annual cash bonus in the amount of US$70,000, payable at the discretion of the Board of Directors based on the performance of L&A and the overall performance of the Company.  In addition L&A receives a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for L&A and Ludwig entering into the L&A Consulting Agreement, L&A received a lump sum payment of US$25,000.  In the event of termination of the L&A Consulting Agreement, L&A will receive a lump sum payment equivalent to three (3) months’ fees.  On April 23, 2012, in anticipation of Ludwig being appointed as Chief Executive Officer and President of the Company, the parties to the L&A Consulting Agreement entered into an amendment to consulting agreement (the “Amending Agreement”) pursuant to which the fee was amended to US$20,833.33 per month.  All other terms of the L&A Consulting Agreement remained in full force and effect.  Upon Mr. Ludwig’s resignation as Chief Executive Officer and President of the Company effective June 7, 2013, the L&A Consulting Agreement was terminated.

On June 28, 2011, the Company entered into a consulting agreement with Horace H. Beaven (“Beaven”) (the ‘Beaven Consulting Agreement”) pursuant to which the Company appoints and engages Beaven to perform the functions of Vice President, Corporate Communications and of a general corporate communications consultant. Under the terms of the Beaven Consulting Agreement, Beaven receives a monthly fee of US$12,500 and is eligible to receive an annual cash bonus in the amount of US$50,000, payable at the discretion of the Board of Directors based on the performance of Beaven and the overall performance of the Company.  In addition, Beaven receives a monthly lump sum cash payment of US$2,100 in lieu of medical benefits. In the event of termination of the Beaven Consulting Agreement, Beaven will receive a lump sum payment equivalent to three (3) months’ monthly fees and benefits.  Upon Mr. Beaven’s resignation as Vice President, Corporate Communications of the Company effective January 31, 2013, the Beaven Consulting Agreement was terminated.

On November 1, 2011, the Company entered into a consulting agreement with Stratamodel, Inc. (“Stratamodel”) and Thomas E. Bell (“Bell) (the “Stratamodel Consulting Agreement”) pursuant to which the Stratamodel provides the personal services of Bell to act as Vice President and Chief Geologist and of a geological consultant of the Company.  Under the terms of the Stratamodel Consulting Agreement, Stratamodel receives a monthly fee of US$13,333 and is eligible to receive an annual cash bonus in the amount of US$50,000, payable at the discretion of the Board of Directors based on the performance of Stratamodel and the overall performance of the Company.  In addition Stratamodel receives a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for Stratamodel and Bell entering into the Stratamodel Consulting Agreement, Stratamodel received a lump sum payment of US$10,000.  In the event of termination of the Stratamodel Consulting Agreement, Stratamodel will receive a lump sum payment equivalent to three (3) months’ fees.  Upon Dr. Bell’s resignation as Vice President, Chief Geologist of the Company effective April 15, 2013, the Stratamodel Consulting Agreement was terminated.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Provision Value(1)	Termination on a Change of Control(1)
Mark J. Morabito	$150,000	$525,000
Mark Ludwig	$62,838	$62,838(2)
Horace Beaven	Nil	Nil

Name	Termination Without Cause Provision Value(1)	Termination on a Change of Control(1)
Tom Bell	Nil	Nil
(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (April 30, 2013).
(2)
Mr. Ludwig did not have a change of control provision in his agreement. This amount reflects his payment for a termination without cause, regardless of whether it occurs in connection with a change of control.   Effective June 7, 2013, Mr. Ludwig resigned as Chief Executive Officer and President of the Company and the L&A Consulting Agreement was terminated without a termination payment.

(3)	Effective January 31, 2013, Mr. Beaven resigned as Vice President, Corporate Communications and the Beaven Consulting Agreement was terminated without a termination payment.
(4)	Effective April 15, 2013, Dr. Bell resigned as Vice President, Chief Geologist and the Stratamodel Consulting Agreement was terminated without a termination payment.

Director Compensation

Effective May 1, 2011, Crosshair adopted a formal director compensation program. Under the formal director compensation program, non-executive directors of Crosshair receive an annual board retainer of $20,000 and a fee of $1,500 for each Board meeting attended, the Chair of the Audit Committee receives an annual fee of $6,000 and each of the Chairs of the Compensation and other Committees of the Board receive an annual fee of $2,500.  Each of the aforementioned fees is paid quarterly. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Directors are also eligible to receive options to purchase Common Shares pursuant to the terms of Crosshair’s Stock Option Plan.

In light of the financial conditions faced by the Company this past year, Crosshair’s Board has cancelled its director compensation program with respect to the various annual and meeting fees as described above.

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers during the fiscal year ended April 30, 2013. During the financial year ended April 30, 2013, the Company had five directors who were not Named Executive Officers, being Jay Sujir, Stewart Wallis, Chris Collingwood, Derrick Gill and Chris Healey.

Name	Fees earned ($)(1)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Jay Sujir	5,625	Nil	Nil	Nil	Nil	Nil	5,625
Stewart Wallis(1)	6.500	Nil	Nil	Nil	Nil	Nil	6,500
Chris Collingwood	6,500	Nil	Nil	Nil	Nil	Nil	6,500
Derrick Gill	6,500	Nil	Nil	Nil	Nil	Nil	6,500
Chris Healey(3)	6,000	Nil	Nil	Nil	Nil	Nil	6,000
(4)
Directors’ fees paid during the year ended April 30, 2013.   Directors fees were paid for the first quarter of fiscal 2013 only.  Subsequent to April 30, 2013, Crosshair’s Board cancelled the director compensation program, and agreed that no further directors’ fees will be paid for the fiscal year ended April 30, 2013.

(5)	No option-based awards were granted to directors who were not Named Executive Officers during the year ended April 30, 2013.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended April 30, 2013.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jay Sujir	25,000(3) 87,500(3) 50,000(2) 100,000(2)	$1.08 $1.08 $1.08 $1.44	2013/09/15 2013/10/27 2014/05/28 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Stewart Wallis	25,000(3) 75,000(2) 25,000(3) 50,000(3) 375,000(2) 50,000(2)	$1.08 $1.08 $0.88 $0.84 $1.44 $0.38	2013/09/15 2014/05/28 2014/11/30 2015/01/06 2015/12/21 2017/04/24	Nil Nil Nil Nil Nil Nil	Nil	Nil
Chris Collingwood	50,000(3) 35,000(2) 50,000(3) 100,000(2)	$1.08 $1.08 $0.88 $1.44	2013/09/15 2014/05/28 2014/11/30 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Derrick Gill	62,500(2) 60,000(2) 62,500(3) 100,000(2)	$3.52 $1.08 $0.88 $1.44	2013/05/23 2014/05/28 2014/11/30 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Chris Healey	200,000(2)	$0.38	2017/04/24	Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the TSX on April 30, 2013 being $0.055.
(5)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(6)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2013

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the financial year ended April 30, 2013:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jay Sujir	Nil(2)	Nil	Nil
Stewart Wallis	Nil(3)	Nil	Nil
Chris Collingwood	Nil(2)	Nil	Nil
Derrick Gill	Nil(2)	Nil	Nil
Chris Healey	Nil(4)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)
25,000 options exercisable at $1.44 per share vested on June 21, 2012, and 25,000 options exercisable at $1.44 per share vested on December 21, 2012.  The closing prices of the Common Shares on the TSX on June 21, 2012 and December 21, 2012 were $0.265 and $0.11, respectively.

(3)
93,750 options exercisable at $1.44 per share vested on June 21 2012, 12,500 options exercisable at $0.38 per share vested on October 24, 2012, 93,750 options exercisable at $1.44 per share vested on December 21, 2012 and 12,500 options exercisable at $0.38 per share vested on April 24, 2013.  The closing prices of the Common Shares on the Toronto Stock Exchange on June 21, 2012, October 24, 2012, December 21, 2012 and April 24, 2013 were $0.256 per share, $0.13 per share, $0.21 per share and $0.055 per share respectively.

(4)
50,000 options exercisable at $0.38 per share vested on October 24, 2012 and 50,000 options exercisable at $0.38 per share vested on April 24, 2013.  The closing prices of the Common Shares on the TSX on October 24, 2012 and April 24, 2013 were $0.13 per share and $0.055 per share respectively.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of April 30, 2013:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	5,969,631	$1.03	608,587
Equity compensation plans not approved by securityholders(2)	30,000	$1.88	Nil
Total	5,999,631	$1.03	608,587

(1)	The Company has a “rolling” stock option plan that reserves 10% of its outstanding Common Shares for issuance on the exercise of stock options.
(2)
Options of Target existing as at March 31, 2009, exchanged for options exercisable for Crosshair Common Shares at the exchange rate of 1.2 Crosshair Common Shares for each option exercised.  These options were exchanged for options exercisable for Crosshair Common Shares as part of Crosshair’s acquisition of Target on March 31, 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no Director, executive officer or senior officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, executive officer or senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no management nominee for election as a director of the Company, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Other Matters to be Acted Upon”.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  Davidson & Company was first appointed as auditor of the Company in April 2004.

MANAGEMENT CONTRACTS

Pursuant to the terms of a management services agreement (the “King & Bay West Agreement”), made effective January 1, 2010 (as amended on October 1, 2010), Crosshair engaged King & Bay West (formerly Forbes West Management Corp.) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to Crosshair. King & Bay West is a private company which is owned by Mark Morabito, Executive Chairman of Crosshair. King & Bay West provides Crosshair with administrative and management services. The services provided by King & Bay West include shared facilities, geological, technical, accounting, investor relations and corporate development services. The costs for the services are determined and allocated to Crosshair based on the cost or value of the services plus 15%, and Crosshair reimburses Forbes West for such costs on a monthly basis.  The King & Bay West Agreement has a three year term and may be terminated by either party upon 180 days written notice.

During the fiscal year ended April 30, 2013, Crosshair paid $1,375,756 to King & Bay West, which amount included the cost of personnel provided by King & Bay West to Crosshair, overhead and third party costs incurred by King & Bay West on behalf of Crosshair.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Rolling Stock Option Plan

Crosshair received shareholder approval of its existing stock option plan (the “Plan”) at its Annual and Special Meeting of Shareholders held December 15, 2010.  The maximum number of Common Shares reserved for issuance under the Plan is a rolling 10% of the issued and outstanding Common Shares at the time of an option grant.

At the Meeting, shareholders of Company entitled to vote on the matter will be asked to consider, and if thought advisable, pass an ordinary resolution (the full text of which is set out below) approving an amended 10% rolling stock option plan (the “Rolling Stock Option Plan”) and all unallocated stock options issuable pursuant to the Rolling Stock Option Plan.  In the event that the ordinary resolution approving the Rolling Stock Option Plan is not passed by the requisite number of votes cast at the Meeting, Crosshair will not have an operative stock option plan and therefore Crosshair’s board of directors will not have the ability to grant additional stock options until such time as another stock option plan is created and approved, and may consequently have difficulty attracting and retaining high calibre personnel.  In the event that the ordinary resolution is not approved, all options currently outstanding under Crosshair’s existing stock option plan will remain in effect in accordance with their terms, however, no new stock options may be granted and expired options may not be reallocated .

Reference should be made to the full text of the Rolling Stock Option Plan, which is attached hereto as Schedule “A”.  The major features of the Rolling Stock Option Plan can be summarized as follows:

The board of directors of Crosshair (“Crosshair Board”), or a committee appointed for such purposes, may from time to time grant to insiders, eligible employees of, or service providers to, Crosshair or its subsidiaries (collectively, “Eligible Persons”) options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Crosshair Board or such committee. The purpose of the Rolling Stock Option Plan is to attract, retain and provide incentives to Eligible Persons and to advance the interests of Crosshair by facilitating equity participation in Crosshair by such persons through the acquisition of Common Shares of the Company.  The Crosshair Board, or a committee appointed for such purposes, also has the authority under the Rolling Stock Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Rolling Stock Option Plan is 10% of the Common Shares issued and outstanding at the time of the option grant. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Rolling Stock Option Plan. If any share option has been exercised, the number of Common Shares into which such share option was exercised shall become available to be issued upon the exercise of share options subsequently granted under the Rolling Stock Option Plan.

The Company currently has options outstanding to purchase 4,792,131 common shares (7.3 % of the Company’s current issued share capital) and based on the Company’s current issued capital and assuming the approval of the Rolling Stock Option Plan, the total number of shares underlying options that will be available for future grants is 1,786,067 (2.7% of the Company’s current issued share capital).

No options may be granted under the Rolling Stock Option Plan which, together with all of Crosshair’s previously established and outstanding stock option plans or grants, could result (i) at any time, or (ii) within any 12 month period, in the grant to insiders of a number of Common Shares underlying options exceeding 10% of the Common Shares, unless Crosshair has obtained the requisite Disinterested Shareholder Approval. The maximum number of Common Shares reserved for issuance to any one Participant under the Rolling Stock Option Plan and under any other share compensation arrangement is limited to 5% of the Common Shares outstanding at the time of the grant.

The Crosshair Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over Crosshair or the Rolling Stock Option Plan or, if required by the rules and policies of the TSX, the Shareholders of Crosshair, suspend, terminate or discontinue the Rolling Stock Option Plan at any time, or amend or revise the terms of the Rolling Stock Option Plan or of any Option granted under the Rolling Stock Option Plan. The Rolling Stock Option Plan has been amended to clarify that the Crosshair Board may make the following amendments to the Rolling Stock Option Plan without obtaining shareholder approval:  changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Rolling Stock Option Plan, changes to the exercise price of options, changes to the term of options, changes regarding the right to exercise options after termination, changes to add a cashless exercise feature to the Rolling Stock Option Plan, and changes regarding the vesting of options.  However, shareholder approval must be obtained for: (i) any amendment to the maximum number of Common Shares reserved for issuance under the Rolling Stock Option Plan; (ii) any amendment that would reduce the exercise price of an outstanding option of an insider; and (iii) any amendment that would extend the term of an option granted under the Rolling Stock Option Plan to an insider beyond its expiry date.

The Crosshair Board has the authority under the Rolling Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price, being the closing price, of the Common Shares as traded on the TSX on the last business day proceeding the date on which the option is approved by the Crosshair Board. The Crosshair Board, or a committee appointed for such purposes, also has the authority under the Rolling Stock Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions.

The term of options granted under the Rolling Stock Option Plan shall not exceed 10 years from the date of grant.  The term of options may be extended beyond 10 years in the event that the expiry date of a option occurs either during a period in which the trading of Common Shares by the optionee is restricted under the insider trading policy or other policy of Crosshair or within ten business days following such a period.  All options granted under the Rolling Stock Option Plan are not assignable or transferable other than by will or the laws of dissent and distribution. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each fully vested option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

Crosshair does not provide any financial assistance to participants in order to facilitate the purchase of Common Shares under the Rolling Stock Option Plan.

At the Meeting Shareholders will be asked to consider and approve the following resolutions approving the Rolling Stock Option Plan, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

1.
The amendments to the stock option plan of the Company, established for the benefit of officers, directors, employees and consultants of the Company or its Affiliates, which provides for the Company to grant such number of stock options representing up to 10% of the issued and outstanding Common Shares of the Company from time to time and conforms to the policies of The Toronto Stock Exchange, as more particularly described in the Information Circular of the Company dated July 24, 2013, subject to any modifications by The Toronto Stock Exchange, be and are hereby approved as the “Rolling Stock Option Plan” of the Company and all unallocated stock options issuable pursuant to the Rolling Stock Option Plan are hereby approved and authorized until August 29, 2016, being the date that is three years from shareholder approval.

2.
The Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Rolling Stock Option Plan entitling the option holders to purchase Common Shares of the Company.

3.
The Board of Directors of the Company or any committee created pursuant to the Rolling Stock Option Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Shareholders.

4.
The Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Rolling Stock Option Plan, if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so.

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

Approval Of Change In Name

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in form presented below (the “Name Change Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to amend its Notice of Articles to change its name to “Jet Metal Corp.” (the “Name Change”).

The Company has applied to the Toronto Stock Exchange for consent for the Name Change. Upon the Name Change becoming effective, the stock symbol for the Company will change to “JET” on the Toronto Stock Exchange and a corresponding symbol will be assigned to the Company on the OTCQB.

Share certificates issued after the Name Change has become effective will be under the new name of the Company. The Name Change will not, by itself, affect any of the rights of the Shareholders. All existing share certificates in issue bearing the Company’s existing name shall continue to be evidence of title and valid for delivery, trading and settlement purposes. Accordingly, there will not be any arrangements for exchange of existing share certificates for new share certificates under the new name of the Company.

The text of the proposed ordinary resolution in respect of the Name Change is as follows:

"RESOLVED, as an ordinary resolution, that:

1.
the name of the Company be changed to Jet Metal Corp. effective on the date that the Certificate of Change of Name is issued by the British Columbia Registrar of Companies, all as more particularly described in the Information Circular of the Company dated July 24, 2013, is hereby authorized and approved;

2.
notwithstanding that the foregoing resolution has been duly passed by the Shareholders of the Company, the directors of the Company have the authority, without any further authorization or approval of the Shareholders of the Company to proceed or refrain from proceeding with the implementation of the Name Change in the exercise of their business judgment; and

3.
any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

Share Consolidation

Shareholders are being asked to consider, and if deemed appropriate, to approve an ordinary resolution approving an amendment to Crosshair’s articles of incorporation to consolidate its issued and outstanding Common Shares (the “Consolidation”) on the basis of one (1) post-consolidation Common Share for up to each ten (10) pre-consolidation Common Shares (the “Consolidation Ratio”).   Crosshair’s Board shall in its sole discretion, determine the Consolidation Ratio that results in Crosshair continuing to meet the distribution requirements of the TSX.  Subject to the approval of the TSX, approval of the ordinary resolution by holders of Common Shares would give Crosshair’s Board authority to implement the Consolidation at any time in the following twelve months.  Notwithstanding approval of the proposed Consolidation by Shareholders, Crosshair’s Board, in its sole discretion, may revoke the ordinary resolution and abandon the Consolidation without further approval or action by, or prior notice to, Shareholders.

The background to and reasons for the Consolidation, certain risks associated with the Consolidation are described below.

Background to and reasons for the Consolidation

Crosshair’s Board believes that it is in the best interests of Crosshair to reduce the number of outstanding Common Shares by way of the Consolidation.  The potential benefits of the Consolidation include:

•
Access to expertise and management teams – the future success of Crosshair is highly dependent on attracting qualified personnel.  Given the current prevailing global market conditions, and once Crosshair’s share structure has been consolidated, Crosshair believes it can attract key management personnel who can be instrumental in realizing on Crosshair’s existing and future opportunities and creating value for investors.

•
Greater investor interest – a higher post-consolidation Common Share price could help generate interest in Crosshair among investors, as a higher anticipated Common Share price may:  (i) meet investing guidelines for certain institutional investors and investment funds that may be prevented under their investing guidelines from investing in the Common Shares at current price levels; and (ii) result in changes in the price levels of the Common Shares less volatile on a percentage basis.

•
Reduction of shareholder transaction costs – investors may benefit from relatively lower trading costs associated with a higher Common Share price.  It is likely that many investors pay commissions based on the number of Common Shares traded when they buy or sell Common Shares.  If the Common Share price was higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the Common Share price is lower.

•	Improved trading liquidity – the combination of potentially lower transaction costs and increased interest from investors may ultimately improve the trading liquidity of the Common Shares.

The Consolidation is subject to regulatory approval, including approval of the TSX.  As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that a TSX-listed issuer continue to meet the TSX’s “minimum listing requirements” after the share consolidation.  In order for Crosshair to continue to meet the applicable listing requirements, Crosshair must have at least 300 “public holders” (as defined in the TSX Company Manual) each holding a certain minimum number of Common Shares after completion of the Consolidation.  As a result, management of Crosshair may determine that it is necessary to implement a lower Consolidation Ratio in order to satisfy the application TSX listing requirements and obtain approval of the Consolidation from the Exchange.  Management of Crosshair may also determine to implement a lower Consolidation Ratio for other reasons, such as to adjust to a higher Common Share price or to reflect an increase in the actual or expected value of Crosshair’s assets.

If the ordinary resolution is approved, the Consolidation would be implemented, if at all, only upon a determination by Crosshair’s Board that it is in the best interests of Crosshair at that time.  In connection with any determination to implement the Consolidation, Crosshair’s Board will set the timing for the Consolidation to become effective, which Crosshair’s Board currently anticipates will be as soon as practicable following the Meeting.  No further action on the part of Shareholders would be required in order for Crosshair’s Board to implement the Consolidation.

If Crosshair’s Board does not implement the Consolidation prior to the next annual meeting of Shareholders, the authority granted by the ordinary resolution to implement the Consolidation on these terms would lapse and be of no further force or effect.  The ordinary resolution also authorizes Crosshair’s Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so.

No delivery of a certificate evidencing a post-consolidation Common Share will be made to a Shareholder until the Shareholder has surrendered the issued certificates representing pre-consolidation Common Shares.  Until surrendered, each certificate formerly representing pre-consolidation Common Shares shall be deemed for all purposes to represent the number of post-consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

Non-registered Shareholders, holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have various procedures for processing the Consolidation.  If a Shareholder holds Common Shares with such bank, broker or other nominee and has any questions in this regard, the Shareholder is encouraged to contact its nominee.  No fractional shares will be issued upon the consolidation of the Common Shares.

Certain Risks associated with the Consolidation

The following are certain risks associated with the Consolidation:

•
Crosshair’s total market capitalization immediately following the Consolidation may be lower than immediately prior to the Consolidation – there are numerous factors and contingencies that could affect the Common Share price prior to or following the Consolidation, including the status of Crosshair’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions.  Accordingly, the market price of the Common Shares may not be sustainable at the direct arithmetic result of the Consolidation, and may be lower.  If the market price of the Common Shares is lower than it was before the Consolidation on an arithmetic basis, Crosshair’s total market capitalization (the aggregate value of all Common Shares at the then market price) after the Consolidation may be lower than before the Consolidation.

•
A decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation, and the liquidity of the Common Shares could be adversely affected following the Consolidation – if the Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation.  The market price of the Common Shares will, however, also be based on Crosshair’s performance and other factors, which are unrelated to the number of Common Shares outstanding.  Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Consolidation.

•
The Consolidation may result in some Shareholders owning “odd lots” of less than 100 Common Shares on a post-Consolidation basis, which may be more difficult to sell, or require greater transaction costs per Common Share to sell – The Consolidation may result in some Shareholders owning “odd lots” of less than 100 Common Shares on a post-Consolidation basis.  “Odd lots” may be more difficult to sell, or require greater transaction costs per Common Share to sell than Common Shares held in “board lots” of even multiples of 100 Common Shares.

No Fractional Shares to be issued

No fractional Common Shares will be issued in connection with the Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a factional Common Share upon the Consolidation, such fraction will be rounded down to the nearest whole number.

Effects of the Consolidation on the Common Shares

If approved and implemented, the Consolidation will occur simultaneously for all of the Common Shares and the Consolidation Ratio will be the same for all such Common Shares.  Except for variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Share Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any Shareholder’s percentage ownership in Crosshair, even though such ownership will be represented by a smaller number of Common Shares.

In addition, the Consolidation will not materially affect any Shareholder’s proportionate voting rights.  Each Common Share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable.

As at July 24, 2013, there are 65,782,178 Common Shares issued and outstanding and options and warrants to acquire 13,964,595 Common Shares.  The principal effects of the Consolidation will be that the number of Common Shares issued and outstanding and options and warrants outstanding as at July 24, 2013, will be reduced from 65,782,178 Common Shares and 13,964,595 options and warrants, to approximately 6,578,217 Common Shares and 1,396,459 options and warrants, assuming a Consolidation Ratio of ten to one.  The implementation of the Consolidation would not affect the total shareholders’ equity of Crosshair or any components of shareholders’ equity as reflected on Crosshair’s financial statements except:  (i) to change the number of issued and outstanding Common Shares; and (ii) to change the stated capital of the Common Shares to reflect the Consolidation.

Procedure for Implementing the Consolidation

If the ordinary resolution is approved by Shareholders and Crosshair’s Board decides to implement the Consolidation, Crosshair will promptly file a notice of alteration with the British Columbia Registrar of Companies in the form prescribed by the Business Corporations Act (British Columbia) the “BCBCA”) to amend Crosshair’s notice of articles.  The Consolidation will become effective on the date of filing the notice of alteration with the British Columbia Registrar of Companies, provided that, in any event, such date will be prior to the next annual meeting of Shareholders.

No Dissent Rights

Under the BCBCA, Shareholders do not have dissent and appraisal rights with respect to the proposed Consolidation.

Resolution

At the Meeting Shareholders will be asked to consider and approve the following resolutions approving the Consolidation, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

1.	Crosshair Energy Corporation (“Crosshair”) is hereby authorized to amend its notice of articles to provide that:

(a)
the authorized capital of Crosshair is altered by consolidating all of the issued and outstanding common shares of Crosshair (“Common Shares”) on the basis of one(1) post-consolidation Common Share for up to every ten (10) pre-consolidation Common Shares;

(b)
in the event that the consolidation would otherwise result in the issuance of a fractional Common Share, no fractional Common Share shall be issued and such fraction will be rounded down to the nearest whole number; and

(c)
the effective date of such consolidation shall be the date on which the notice of alteration amending Crosshair’s notice of articles is filed with the British Columbia Registrar of Companies, provided that, in any event, such date shall be prior to the next annual meeting of Shareholders.

2.
Any one director or officer of Crosshair is hereby authorized and directed for and in the name of and on behalf of Crosshair, to execute, or to cause to be executed, and deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of these resolutions, including, without limitation, the determination of the effective date of the consolidation and the filing of the notice of alteration amending Crosshair’s notice of articles with the British Columbia Registrar of Companies, the execution of such document or the doing of any such other act or thing being conclusive evidence of such determination.

3.
Notwithstanding the foregoing, the board of directors of Crosshair be and is hereby authorized to implement, in its discretion, the Consolidation or delay or abandon all or any of the actions contemplated by the foregoing resolutions relating to the Consolidation.”

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to the Company at spaine@kingandbay.com.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended April 30, 2013 and 2012 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, July 24, 2013.

“Mark J. Morabito”
________________________________________
Mark J. Morabito
Executive Chairman

SCHEDULE “A”

CROSSHAIR ENERGY CORPORATION
(the “Company”)

STOCK OPTION PLAN AS OF JULY 24, 2013
(as approved by shareholders on August 29, 2013)

ARTICLE 1 PURPOSE AND INTERPRETATION

1.1	PURPOSE

The purpose of the Plan shall be to attract, retain and provide incentives to Service Providers, Insiders and employees of the Company and its Designated Affiliates and to advance the interests of the Company by facilitating equity participation in the Company by such persons through the acquisition of Common Shares of the Company.

1.2	DEFINITIONS

In the Plan, the following capitalized words and terms shall have the following meanings:

(a)	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

(b)	“Affiliate” shall have the meaning ascribed thereto in the Act;

(c)	“Associate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(d)	“Board” shall mean the board of directors of the Company or any committee of directors appointed by the directors pursuant to Section 3.2 hereof;

(e)	“Common Shares” means the common shares of the Company;

(f)	“Company” means Crosshair Energy Corporation and any successor or continuing corporation thereof;

(g)	“Designated Affiliate” means the Affiliates and Subsidiaries of the Company designated by the Board for purposes of the Plan from time to time;

(h)
“Employment Contract” means any contract between the Company or any Designated Affiliate of the Company and any director, officer or employee of the Company or a Designated Affiliate relating to, or entered into in connection with, the election, appointment or employment of such person or any other agreement to which the Company or its Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Company or the termination of the election, appointment, employment or engagement of such Participant;

(i)	“Exchange” means the Toronto Stock Exchange;

(j)	“Expiry Date” means the date set by the Board under section 2.5(a) of the Plan, as the last date on which an Option may be exercised;

(k)	“Insider” shall have the meaning ascribed thereto in the Exchange Company Manual;

(l)	“Issuer” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(m)	“Issuer Bid” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(n)	“Option” means option to purchase Common Shares granted hereunder;

(o)	“Option Certificate” means a certificate, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

(p)	“Option Shares” means the aggregate number of Common Shares which an Optionee may purchase under an Option.

(q)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Plan;

(r)	“Outstanding Issue” means on any date, the number of Common Shares of the Company issued and outstanding;

(s)
“Participant” means those Service Providers, Insiders and employees of the Company and its Designated Affiliates who shall be granted Options pursuant to the Plan as determined by the Board and as may be permitted under the Securities Act (British Columbia) from time to time;

(t)	“Person” means a Company or individual;

(u)	“Plan” means this Stock Option Plan, as it may be amended from time to time;

(v)	“Securities Act” means the Securities Act (British Columbia) or its successor, as amended from time to time;

(w)
“Service Provider” means any person or company engaged to provide management or consulting services for the Corporation or any Designated Affiliate under a written agreement for an initial, renewable or extended period of twelve months or more;

(x)	“Subsidiary” shall have the meaning ascribed thereto in the Securities Act; and

(y)	“Take-over Bid” shall have the meaning ascribed thereto in the Securities Act.

(z)
“Unissued Option Shares” means the number of Common Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 3.6, such adjustments to be cumulative.

(aa)	“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Certificate.

ARTICLE 2 TERMS OF OPTIONS

2.1	THE PLAN

The Plan is hereby established pursuant to which Options to purchase Common Shares of the Company may be granted to Service Providers, Insiders and employees of the Company and its Designated Affiliates in accordance with the terms and conditions set forth herein.

2.2	PARTICIPATION IN PLAN

The Board shall from time to time determine the Participants who may participate in the Plan and the number of Common Shares to be made subject to Options granted to Participants under the Plan. All such determinations shall be made in accordance with the terms and conditions of the Plan, the Securities Act and the rules and policies of the Exchange, and the Board may take into consideration the present and potential contribution of each Participant to the success of the Company and any other factors which the Board deems appropriate and relevant.  The following restrictions on Option grants under the Plan apply:

(a)	an individual can receive grants of no more than 5% of the issued and outstanding share capital of the Company on a yearly basis;

(b)
unless disinterested shareholder approval is obtained, the aggregate number of Common Shares that may be reserved for issuance to the Insiders of the Company (i) at the time of grant, or (ii) within a one-year period, pursuant to this Plan or any other previously established and outstanding option plans or grants, shall not exceed 10% of the issued and outstanding share capital of the Company at the time of the grant; and

(c)	all Option grants are exercisable for a maximum of ten years from the date of the grant.

2.3	MAXIMUM NUMBER OF COMMON SHARES

The number of Common Shares issuable pursuant to Options to purchase Common Shares granted pursuant to the Plan shall not in the aggregate exceed 10% of the Common Shares issued and outstanding from time to time, subject to any adjustments made pursuant to section 3.6. If any Option has been exercised, the number of Common Shares into which such Option was exercised shall become available to be issued upon the exercise of Options subsequently granted under the Plan.

2.4	PRICE

The exercise price per Common Share for Options granted pursuant to the Plan shall be determined by the Board at the time the Option is granted, provided that such price shall not be less than the closing price of the Company’s Common Shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the Option.  In the event that the Common Shares are not listed on the Exchange at the time of the grant, the Option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction.

2.5	TERMS OF OPTIONS

(a)
The term of each Option granted pursuant to the Plan shall be determined by the Board in its discretion at the time the Option is granted, provided however that in no event shall any Option be exercisable following 10 years from the date of the grant of the Option; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Common Shares by the Optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.

(b)
Except as provided pursuant to Sections 2.8 and 2.9, no Option may be exercised unless the Participant is, at the time of such exercise, a bona fide Service Provider, Insider or employee of the Company or any of its Designated Affiliates, as the case may be, and shall have been continuously such a bona fide Service Provider, Insider or employee since the grant of the Option, as the case may be. Absence on leave with the approval of the Company or a Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

(c)
If there is a Take-over Bid or Issuer Bid made for all or a portion of the issued and outstanding Common Shares, the Board may, by resolution and subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, permit all Options outstanding to become immediately exercisable (notwithstanding any condition or provision prescribed by the Board at the time of the grant of the Option) in order to permit Common Shares issuable under such Options to be tendered to such Take-over Bid or Issuer Bid.

2.6	EXERCISE OF OPTION

(a)
Subject to subparagraph (c), an Option may be exercised to purchase any number of Common Shares up to the number of Vested Unissued Option Shares at any time after the date of the grant of the Option and up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

(b)
The Option shall be exercisable by delivering to the Company a notice specifying the number of Common Shares in respect of which the Option is exercised together with payment in full of the purchase price of the Common Shares which are the subject of the exercised Option. No Participant or his or her legal representatives or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which the Participant was granted an Option under the Plan, unless and until certificates for such Common Shares are issued in accordance with the terms of the Plan.

(c)
The Board may, at the time an option is granted under the Plan or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provision. Any such restrictions shall be recorded on the applicable Option Certificate attached as Schedule A to this Plan.

2.7	LAPSED OPTIONS

In the event that Options granted under the Plan are cancelled or surrendered (other than for compensation), terminate or expire without being exercised in whole or in part in accordance with the terms of the Plan, new Options may be granted in respect of the number of Common Shares not purchased under such lapsed options.

2.8	TERMINATION OF EMPLOYMENT

If a Participant shall:

(a)	cease to be an Insider of the Company and any of its Designated Affiliates (and is not or does not continue to be an employee thereof);

(b)
cease to be employed by the Company or any of its Designated Affiliates (and is not or does not continue to be a director thereof) for any reason (other than by reason of the death of the Participant) or shall receive notice from the Company or any of its Designated Affiliates of the termination of the Participant’s employment; or

(c)	cease to be a Service Provider (and is not or does not continue to be an employee or Insider of the Company or any of its Designated Affiliates);

(collectively, “Termination”) the Participant shall have such rights to exercise any fully Vested Option not exercised prior to such Termination within a period of 30 calendar days after the date of Termination.

2.9	DEATH OF PARTICIPANT

In the event of the death of a Participant who is an Insider of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of such Participant’s Option, or the death of an individual who is a Service Provider or the shareholder of a Participant which is a Service Provider, where that individual has provided services to the Company or any of its Designated Affiliates (if applicable, through the Service Provider company) for one year from and after the date of the granting of the Service Provider’s Option, the Option theretofore granted to such Participant shall only be exercisable until the earlier of the expiry of the 365 day period next succeeding such death and the Expiry Date, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s or the Participant’s shareholder’s will or the laws of descent and distribution; and

(b)	to the extent that the Participant was entitled to exercise the option at the date of his or her death.

2.10	TRANSFERABILITY AND ASSIGNABILITY

The benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable by a Participant or exercisable by any person other than the Participant except as specifically provided herein.

2.11	NECESSARY APPROVALS

The obligation of the Company to issue and deliver any Common Shares in accordance with the Plan shall be subject to any necessary approval of the regulatory authority having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any option exercise price paid to the Company shall be returned to the Participant.

2.12	INCOME TAXES

The Company may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to grants hereunder ("Withholding Obligations"). The Company shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Participant hereunder. The Company may require a Participant, as a condition to exercise of an Option, to make such arrangements as the Company may require so that the Company can satisfy applicable Withholding Obligations, including, without limitation, requiring the Participant to (i) remit the amount of any such Withholding Obligations to the Company in advance; (ii) reimburse the Company for any such Withholding Obligations; or (iii) cause a broker who sells Common Shares acquired by the Participant under the Plan on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company.

Any Common Shares of a Participant that are sold by the Company, or by a broker engaged by the Company (the "Broker"), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the Exchange. In effecting the sale of any such Common Shares, the Company or the Broker will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Broker will be liable for any loss arising out of any sale of such Common Shares including any loss relating to the manner or timing of such sales, the prices at which the Common Shares are sold or otherwise. In addition, neither the Company nor the Broker will be liable for any loss arising from a delay in transferring any Common Shares to a Participant. The sale price of Common Shares sold on behalf of Participants will fluctuate with the market price of the Company’s shares and no assurance can be given that any particular price will be received upon any such sale.

ARTICLE 3 GENERAL

3.1	ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board and the Board shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Board may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Board shall, in addition to their rights as directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

3.2	DELEGATION TO COMMITTEE

All of the powers exercisable hereunder, otherwise than pursuant to Section 3.3 hereof, may, to the extent permitted by applicable law and authorized by resolution of the Board be exercised by a committee of the Board consisting of not less than three directors, including any executive committee or compensation committee of the Board.

3.3	RECORD KEEPING

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Options granted to each Participant; and

(c)	the aggregate number of Common Shares subject to Options granted under the Plan.

3.4	EMPLOYMENT

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the

Company or any Affiliate to terminate the Participant’s employment at any time. Participation in the Plan by a Participant shall be voluntary.

3.5	AMENDMENT OF THE PLAN

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, without shareholder approval, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Plan, changes to the exercise price of Options, changes to the term of Options, changes regarding the right to exercise Options after Termination, changes to add a cashless exercise feature to the Plan, and changes regarding the vesting of Options; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)	the Board shall obtain shareholder approval of the following:

(i)	any amendment to the maximum number of Common Shares specified in Section 2.3 in respect of which Options may be granted under the Plan (other than pursuant to Section 3.6);

(ii)	any amendment that would reduce the exercise price of an outstanding Option of an Insider (other than pursuant to Section 3.6); and

(iii)	any amendment that would extend the term of any Option granted under the Plan to an Insider beyond the Expiry Date

3.6	ADJUSTMENT IN SHARES SUBJECT TO THE PLAN

In the event there is any change in the number of issued Common Shares of the Company through the declaration of stock dividends or subdivisions, consolidations or exchanges of Common Shares, or otherwise, the number of Common Shares available under the Plan, the number of Common Shares subject to Options granted under the Plan, and the exercise price thereof shall be adjusted appropriately by the Board, with the prior approval of and any stock exchange or regulatory body having jurisdiction over the securities of the Company, and such adjustment shall be effective and binding for all purposes of the Plan.

3.7	AMALGAMATION, CONSOLIDATION OR MERGER

If the Company amalgamates, consolidates with or merges, with or into another corporation, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger had the Option been exercised prior to such event.

3.8	SECURITIES EXCHANGE TAKE-OVER BID

In the event that the Company becomes the subject of a Take-Over Bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the governing statute of incorporation, and where consideration is paid in whole or in part in equity securities of the offeror, the Board may, subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, send notice to all Optionees requiring them to surrender their

Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to the Optionees to purchase the equity securities offered pursuant to such take-over bid;

(b)	the Board shall have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the Income Tax Act (Canada).

3.9	NO REPRESENTATION OR WARRANTY

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.10	INTERPRETATION

The Plan shall be governed and construed in accordance with the laws of the Province of British Columbia.

SCHEDULE “A”

OPTION CERTIFICATE

This Option Certificate is issued by Crosshair Energy Corporation (the “Company”) pursuant to the Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on [DATE OF GRANT] (the “Grant Date”);

2.	[NAME OF OPTIONEE], of [ADDRESS OF OPTIONEE] (the “Optionee”);

3.	was granted the option (the “Option”) to purchase [NUMBER] Common Shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of $[EXERCISE PRICE] per share;

5.	terminating on the [DATE] (the “Expiry Date”);

6.	Option Shares may be exercised from time to time prior to the Expiry Date as follows:

(a)	[INSERT VESTING PROVISIONS] or if no vesting provisions: [at any time after the Grant Date of the Option, the Optionee may purchase up to 100% of the total number of Option Shares;]

7.	notwithstanding the provisions of paragraph 6, the Option shall not be exercisable until such time as the Plan has been approved by the Company’s shareholders;

all on the terms and subject to the conditions as set out in the Plan.  For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Certificate and the Plan.

Effective as of the _____ day of ______________, 20__.

CROSSHAIR ENERGY CORPORATION _________________________________________________________ Authorized Signatory